Mail Stop 4561

November 4, 2008

Donald C. Jones
President
Cyber Informatix, Inc.
5231 Stone Mountain Place
Alta Loma, California 81737

      **Re:    Cyber Informatix, Inc.**
            **Registration Statement on Form S-1**
            **Filed October 22, 2008**
            **File No. 333-154610**

Dear Mr. Jones:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1.      The cover page of the prospectus should concisely describe the basic terms of the offering by the company and by the selling shareholders and should not contain excess detail. For example, you state that there is no public market for your shares multiple times on the cover page and state unnecessarily that affiliates of the company will not be selling their shares of your common stock in this offering. As a further example, the last paragraph on the cover page appears to be legalistic and of limited use to investors. More detailed information that is not key information can be provided in the body of the prospectus. Revise so that the cover page is consistent with all requirements of Rule 421(d) and Item 501(b) of Regulation S-K, which require that the cover page be no longer than a single page.

2.      You state on the cover page of the prospectus that the "selling shareholders will be offering their shares of common stock at a fixed price of $0.02 per share until a market develops and thereafter at prevailing market prices or privately negotiated prices." We note that you state on page 14 that you will not satisfy the listing requirements for any national securities exchanges. Please revise the cover page to clarify, if true, that the selling shareholders will offer their shares at a fixed price of $0.02 per share until the shares are quoted on the Over the Counter Bulletin Board. In addition, please reconcile your disclosure on page 17 that the selling stockholders will sell their shares of your common stock at $0.05 per share and not at $0.02 per share as you state on the cover page and elsewhere in the filing.

3.      You state on the cover page of the prospectus that the shares will be offered and sold by your officers and directors. The plan of distribution section states that only Donald C. Jones, the company's director, President, and Chief Executive Officer, will sell the shares directly to the public. Please advise or revise your disclosure. Further, clearly state that these statements concern the portion of the offering being conducted by the company.

4.      Please delete the table as it provides information as if all of the proceeds will be received. In the context of a best efforts, no minimum offering, it appears inappropriate to emphasize what might transpire if all of the shares offered are sold.

Use of Proceeds, page 18

5.      Information provided throughout the prospectus assumes that you will receive the full amount of the offering. We note that you have provided some limited disclosure in the Dilution section that assumes the sale of 50% of the shares in this offering. Revise throughout the prospectus, as applicable, to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the shares being sold. For example, changes should be made to Use of Proceeds, Dilution, the liquidity discussion in Management's Discussion and Analysis.

Plan of Operations, page 27

6.      You state that you have "prepared this offering to provide the basic minimum amount of funds to provide sufficient cash for the next 12 months" but also state that if you "were to not receive any additional funds, including the funds from this offering, [you] could continue in business for the next 12 months." Clarify how you expect to meet your short and long-term cash requirements and maintain operations for the next 12 months. We note your disclosure that you are unable to accurately calculate the exact cost of your plan of operation over the next 12 months. Please explain why you are unable to calculate the cost of operations and discuss the steps that you took to attempt the cost evaluation. To the extent known, please disclose the following information and refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

- State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

- State the amount needed to conduct planned operations for the next 12 months.

- Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

Management's Discussion and Analysis and Results of Financial Condition and Results of Operations, page 29

7. You state that management is expected to provide the necessary working capital so as to permit you to continue as a going concern if your effort to raise additional capital fails. Please disclose whether you have a commitment from your management to provide such funding and the amount that you expect to receive.

Undertakings, page 57

8. Please advise why you have included the undertakings relating to both Rule 430A and Rule 430C in the last paragraph of Item 17.

\*     \*     \*     \*     \*

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,


Mark P. Shuman
Legal Branch Chief


cc:    Via Facsimile 604-681-4760
       William L. MacDonald
       MacDonald Tuskey Corporate & Securities Lawyers